Filed Pursuant to Rule 424(b) (3)

Registration No. 333-209092

Prospectus Supplement No. 1

(To Prospectus dated February 12, 2016)

Offer to Exchange NEW UNITS CONSISTING OF Shares of Common Stock, SERIES B WARRANTS AND SERIES C WARRANTS FOR EXISTING UNITS CONSISTING OF SHARES OF COMMON STOCK, SHARES OF SERIES b preferred stock and series a warrants

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., EASTERN TIME,

ON FEBRUARY 22, 2016, UNLESS EXTENDED

(SUCH DATE AND TIME, AS THE SAME MAY BE EXTENDED,

THE “EXPIRATION DATE”).

This prospectus supplement supplements the prospectus dated February 12, 2016 (the “Prospectus”), which relates to our offer to exchange, on a one-for-one basis, new units (the “New Units”), each New Unit consisting of (a) two shares of our common stock, par value $0.01 per share (the common stock being issued in the Exchange Offer (as hereinafter defined) being referred to as the “Shares”), (b) four Series B Exchange Warrants (the “Series B Warrants”) and (c) four Series C Reset Warrants (the “Series C Warrants” and, together with the Series B Warrants, the “New Warrants”) to purchase shares of our common stock (the “Warrant Shares”), for up to an aggregate of 1,895,010 outstanding units (the “Existing Units”), constituting all of the Existing Units. See “General Terms of the Exchange Offer” and “Description of New Units, Shares and New Warrants Included in the Exchange Offer.” Each Existing Unit currently consists of (a) one share of common stock, (b) one share of Series B Preferred Stock, which is convertible into one share of common stock commencing February 29, 2016, and (c) four Series A Warrants (the “Series A Warrants”), each of which can be exercised for one share of common stock at $4.95 per share or for a variable number of shares upon a cashless exercise, depending on the market value of our common stock at the time of exercise.

This prospectus supplement contains the attached supplemental information regarding the Series a Warrants.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 28 OF THE PROSPECTUS FOR A DISCUSSION OF INFORMATION THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE SECURITIES DESCRIBED IN THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF OUR COMMON STOCK OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is February 17, 2016

Series a Warrants Included in the Existing Units

This prospectus supplement provides supplemental information regarding the Series a Warrants we issued as part of the Existing Units. You should refer to the Section in the prospectus captioned “Description of Securities – Description of Securities Sold in Public Offering of Units – Series A Warrants Included in the Units,” and you should also refer to the Warrant Agency Agreement that has been incorporated by reference as an exhibit to the registration statement on Form S-4 of which the prospectus forms a part.

The Series a Warrants will separate from the Series B Convertible Preferred Stock and shares of common stock included within the Unit as described above and be exercisable upon the separation of the Units, provided that all Series a Warrants in a given Unit may be exercised for cash at any time commencing 30 days after the Issuance Date. The Series a Warrants will terminate on the fifth anniversary of the Issuance Date and have an initial cash exercise price of $4.95 per share. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price.

Cashless Exercise Provision. Holders may exercise Series A Warrants by paying the exercise price in cash or, in lieu of payment of the exercise price in cash, by electing to receive a number of shares of common stock equal to the Black Scholes Value (as defined below) based upon the number of shares the holder elects to exercise. The number of shares of our common stock to be delivered will be determined according to the following formula, referred to as the Cashless Exercise.

Total Shares = (A x B) / C

Where:

  Total Shares is the number of shares of common stock to be issued upon a Cashless Exercise
  A is the total number of shares with respect to which the Series a Warrant is then being exercised.
  B is the Black Scholes Value (as defined below).
  C is the closing bid price of our common stock as of two trading days prior to the time of such exercise, provided that in no event may “C” be less than $0.43 per share (subject to appropriate adjustment in the event of stock dividends, stock splits or similar events affecting our common stock).

As defined in the Series A Warrants, “Black Scholes Value” means the Black Scholes value of an option for one share of our common stock at the date of the applicable Cashless Exercise, as such Black Scholes value is determined, calculated using the Black Scholes Option Pricing Model obtained from the “OV” function on Bloomberg utilizing (i) an underlying price per share equal to 55% of the Unit price, or $4.95 per share, (ii) a risk-free interest rate corresponding to the U.S. Treasury rate for a period equal to the remaining term of the Series A Warrant as of the applicable Cashless Exercise, (iii) a strike price equal to the exercise price in effect at the time of the applicable Cashless Exercise, (iv) an expected volatility equal to 135% and (v) a remaining term of such option equal to five years (regardless of the actual remaining term of the Series A Warrant). In the event that the Black Scholes Option Pricing Model from the “OV” function on Bloomberg is unavailable, the Company will calculate the Black Scholes Value in good faith, which calculation shall be definitive.

The Black Scholes Value (as defined above) as of February 12, 2016 was $4.36, and the closing bid price of our common stock as of February 10 2016 was $3.67. Therefore, if the Series a Warrants had been exercisable in a cashless exercise on February 12, 2016, the exercise would have resulted in the issuance of 1.19 shares of common stock for each Series a Warrant.

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Assuming a constant Black Scholes Value (as defined above) of $4.36, the following closing bid prices of our common stock would result in the following numbers of shares of common stock being issued in a cashless exercise: a closing bid price of $5.00 per share would result in 0.87 shares per Series A Warrant being issued in a cashless exercise; a closing bid price of $3.00 per share would result in 1.45 shares per Series A Warrant being issued in a cashless exercise; a closing bid price of $1.00 per share would result in 4.36 shares per Series A Warrant being issued in a cashless exercise; and a closing bid price of $0.43 per share (the minimum level used to calculate the number of shares issuable) would result in 10.14 shares per Series A Warrant being issued in a cashless exercise.

Assuming a Black Scholes Value (as defined above) of $4.36, the cashless exercise of the 7,580,040 outstanding Series A Warrants would result in the issuance of a maximum of 76,861,605 shares of common stock, based on the minimum closing bid price level of $0.43 per share.

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